Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 494/17.10.03

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a "Notification of transaction" and an "Announcement of trading".

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Notification of transaction
-Announcement of trading.

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION S.A.

Notification of transaction

According to Article 8 of the regulation no. 5/204/14.11.2000 of the Board of Directors of the Hellenic Capital Market Commission it is notified that the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. ("DEKA SA"), intend to sell thirty-six million five hundred thousands (36,500,000) common registered shares, of the company "Public Power Corporation S.A." of which they are shareholders with an equity percentage of 67.22% in total. The time limits for the completion of the transaction are from 29/10/2003 until 7/11/2003. The Members of the Athens Stock Exchange to carry out the transaction are 1. ALPHA FINANCE Brokerage Investment Services S.A. 2. National Securities S.A. 3. EFG EUROBANK Securities S.A.
Note/ clarification: Sale of 13,300,000 shares in the ownership of the Hellenic Republic and 23,200,000 shares in the ownership of Public Enterprise for Negotiable Securities ("D.E.K.A S.A.") through a combined offer in Greece and abroad.

Athens October 17, 2003

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION S.A.

Announcement of trading

According to Article 10 of the regulation no. 5/204/14.11.2000 of the Board of Directors of the Hellenic Capital Market Commission it is notified that the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. ("DEKA SA"), shareholders holding in total 67.22% of the share capital of the company "Public Power Corporation S.A." own common registered shares, intend in the period from 29/10/2003 until 7/11/2003 to sell thirty-six million five hundred thousands (36,500,000) common registered shares, 15.73% of the total number of shares. The Members of the Athens Stock Exchange to carry out the transaction are 1. ALPHA FINANCE Brokerage Investment Services S.A. 2. National Securities S.A. 3. EFG EUROBANK Securities S.A.
Note/ clarification: Sale of 13,300,000 shares in the ownership of the Hellenic Republic and 23,200,000 shares in the ownership of Public Enterprise for Negotiable Securities ("D.E.K.A S.A.") through a combined offer in Greece and abroad.

Athens October 17, 2003

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 494/17.10.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a "Notification of transaction" and an "Announcement of trading".

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
-Notification of transaction
-Announcement of trading.

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION S.A.

Notification of transaction

According to Article 8 of the regulation no. 5/204/14.11.2000 of the Board of Directors of the Hellenic Capital Market Commission it is notified that the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. ("DEKA SA"), intend to sell thirty-six million five hundred thousands (36,500,000) common registered shares, of the company "Public Power Corporation S.A." of which they are shareholders with an equity percentage of 67.22% in total. The time limits for the completion of the transaction are from 29/10/2003 until 7/11/2003. The Members of the Athens Stock Exchange to carry out the transaction are 1. ALPHA FINANCE Brokerage Investment Services S.A. 2. National Securities S.A. 3. EFG EUROBANK Securities S.A.
Note/ clarification: Sale of 13,300,000 shares in the ownership of the Hellenic Republic and 23,200,000 shares in the ownership of Public Enterprise for Negotiable Securities ("D.E.K.A S.A.") through a combined offer in Greece and abroad.

Athens October 17, 2003

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION S.A.

Announcement of trading

According to Article 10 of the regulation no. 5/204/14.11.2000 of the Board of Directors of the Hellenic Capital Market Commission it is notified that the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. ("DEKA SA"), shareholders holding in total 67.22% of the share capital of the company "Public Power Corporation S.A." own common registered shares, intend in the period from 29/10/2003 until 7/11/2003 to sell thirty-six million five hundred thousands (36,500,000) common registered shares, 15.73% of the total number of shares. The Members of the Athens Stock Exchange to carry out the transaction are 1. ALPHA FINANCE Brokerage Investment Services S.A. 2. National Securities S.A. 3. EFG EUROBANK Securities S.A.
Note/ clarification: Sale of 13,300,000 shares in the ownership of the Hellenic Republic and 23,200,000 shares in the ownership of Public Enterprise for Negotiable Securities ("D.E.K.A S.A.") through a combined offer in Greece and abroad.

Athens October 17, 2003

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.